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                          January 13, 2021

       Nancy Simonian, M.D.
       President and Chief Executive Officer
       Syros Pharmaceuticals, Inc.
       35 CambridgePark Drive, 4th Floor
       Cambridge, Massachusetts 02140

                                                        Re: Syros
Pharmaceuticals, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed January 7,
2021
                                                            File No. 333-251941

       Dear Dr. Simonian:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Alan
Campbell at 202-551-4224 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Cynthia T. Mazareas